July 9, 2024

Brian Hartigan
Chief Executive Officer
Invesco CurrencyShares British Pound Sterling Trust
3500 Lacey Road, Suite 700
Downers Grove, Illinois 60515

       Re: Invesco CurrencyShares British Pound Sterling Trust
           Registration Statement on Form S-3
           Filed July 1, 2024
           File No. 333-280626
Dear Brian Hartigan:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. It appears that the aggregate market value of your common equity held by non-affiliates during the 60 days prior to July 1, 2024 did not exceed the $75 million threshold that
       General Instruction I.B.1 of Form S-3 specifies. Please provide us with your analysis demonstrating your ability to use Form S-3 pursuant to General Instruction I.B.1, or if you are relying on General Instruction I.B.6 for Form S- 3 eligibility, include the information required pursuant to Instruction 7 to General Instruction I.B.6. Alternatively, please amend your registration statement on an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 9, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Patrick Daugherty